EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Numerator:
Net income	$2,617,000	$3,110,000	$6,330,000	$9,854,000

Denominator:
Denominator for basic income per share - weighted-average shares	11,897,475	11,387,660	11,895,745	9,797,105
Dilutive potential common shares - employee stock options	22,409	3,055	21,846	6,954

Denominator for diluted earnings per share - adjusted weighted-average shares	11,919,884	11,390,715	11,917,591	9,804,059

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